UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ForeScout Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34553D101

(CUSIP Number)

Ofira Kadmor

VP Finance
Pitango Venture Capital
11 HaMenofim St. Bldg. B
Herzliya 46725, Israel
Tel +972-9-971-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34553D101	13G/A	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund III (USA) L.P. EIN - 94-3355493
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 34553D101	13G/A	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund III (USA) Non-Q L.P. EIN - 94-3361448
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 34553D101	13G/A	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund III (Israeli Investors) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 34553D101	13G/A	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Parallel Investor Fund III (USA) L.P. EIN - 94-3390563
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 34553D101	13G/A	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Principals Fund III (USA) L.P. EIN - 77-0552344
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 34553D101	13G/A	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund III Trusts 2000 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 34553D101	13G/A	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango V.C. Fund III General Partner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 34553D101	13G/A	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango V.C. Fund III (Israel) GP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.

(a)	Name of Issuer ForeScout Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices 190 West Tasman Drive, San Jose, California 95134

Item 2.

(a)

Name of Person Filing:

(i) Pitango Venture Capital Fund III (USA) L.P.;

(ii) Pitango Venture Capital Fund III (USA) Non-Q L.P.;

(iii) Pitango Venture Capital Fund III (Israeli Investors) L.P. (“Pitango Israeli Investors”);

(iv) Pitango Parallel Investor Fund III (USA) L.P;

(v) Pitango Principals Fund III (USA) L.P.;

(vi) Pitango Venture Capital Fund III Trusts 2000 Ltd. (“Pitango Trusts”);

(vii) Pitango V.C. Fund III General Partner (the “Pitango GP”); and

(viii) Pitango V.C. Fund III (Israel) GP (the “Pitango Israeli GP”).

Pitango Trusts had held shares of the Issuer’s Common Stock in trust for three limited partnerships— Pitango CEO Fund III (USA) L.P. (“Pitango CEO USA”), Pitango CEO Fund III (Israel) L.P. (“Pitango CEO Israel”), and Pitango Families Fund III (Israel) L.P. (“Pitango Family Israel”).

Collectively, the entities identified in the foregoing clauses (i)-(vi) are referred to herein as the “Pitango Entities,” and, together with Pitango GP and Pitango Israeli GP, as the “Pitango Reporting Persons.”

Pitango GP serves as the sole general partner for all of the Pitango Entities (except for Pitango Israeli Investors and Pitango Trusts), as well as for Pitango CEO USA and Pitango CEO Israel, and had possessed:

(A) sole voting and dispositive power with respect to the shares of Common Stock (as defined in Item 2(d) below) that were held by certain of the Pitango Entities (all of the Pitango Entities, except for Pitango Israeli Investors and Pitango Trusts); and (B) shared voting and dispositive power with respect to those shares of Common Stock that were held by Pitango Trusts in trust for Pitango CEO USA and Pitango CEO Israel.

Pitango Israeli GP serves as the sole general partner for Pitango Israeli Investors, as well as for Pitango Family Israel, and had possessed:

(A) sole voting and dispositive power with respect to the shares of Common Stock that were held by Pitango Israeli Investors; and (B) shared voting and dispositive power with respect to those shares of Common Stock that were held by Pitango Trusts in trust for Pitango Family Israel.

The partners of Pitango GP are eight private companies that are each owned by one of the following individuals— Rami Beracha, Bruce Crocker, Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres, Isaac Shrem, and Zeev Binman (the “Pitango Principals”). The partners of Pitango Israeli GP are also private companies that are each owned by one of the Pitango Principals. The Pitango Principals therefore had possessed shared voting and dispositive power with respect to all shares of Common Stock that were held by all of the Pitango Reporting Persons.

(b)	Address of the Principal Office or, if none, residence The principal business office of each of the Pitango Reporting Persons is: 11 HaMenofim St., Building B, Herzliya, 4672562, Israel

(c)	Citizenship Please see row 4 of the cover pages of the respective Pitango Reporting Persons.

(d)	Title of Class of Securities Common Stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP Number 34553D101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Pitango Reporting Persons.

(b)	Percent of class: Please see row 11 of the cover pages of the respective Pitango Reporting Persons.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Pitango Reporting Persons and the response to Item 4(a) above.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Pitango Reporting Persons and the response to Item 4(a) above.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Pitango Reporting Persons and the response to Item 4(a) above.

	(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Pitango Reporting Persons and the response to Item 4(a) above.

The Pitango Principals had possessed shared voting and dispositive power with respect to all shares of Common Stock that had been held by all of the Pitango Entities (and beneficially owned by the Pitango Reporting Persons), in the aggregate. Each of the Pitango Principals disclaimed beneficial ownership of all such shares of Common Stock except to the extent of his pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5)

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pitango Venture Capital Fund III (USA) L.P.
By: Pitango VC Fund III General Partner, its General Partner
By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Aaron Mankovski Name: Aaron Mankovski Title: Managing Director Date: February 16, 2021

Pitango Venture Capital Fund III (USA) Non-Q L.P.
By: Pitango VC Fund III General Partner, its General Partner
By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Aaron Mankovski Name: Aaron Mankovski Title: Managing Director Date: February 16, 2021
Pitango Venture Capital Fund III (Israeli Investors) L.P. By: Pitango VC Fund III (Israel) General Partner, its General Partner
By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Aaron Mankovski Name: Aaron Mankovski Title: Managing Director Date: February 16, 2021

Pitango Parallel Investor Fund III (USA) L.P.
By: Pitango VC Fund III General Partner, its General Partner
By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Aaron Mankovski Name: Aaron Mankovski Title: Managing Director Date: February 16, 2021

Pitango Principals Fund III (USA) L.P.
By: Pitango VC Fund III General Partner, its General Partner
By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Aaron Mankovski Name: Aaron Mankovski Title: Managing Director Date: February 16, 2021

Pitango Venture Capital Fund III Trusts 2000 Ltd.

By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Aaron Mankovski Name: Aaron Mankovski Title: Managing Director Date: February 16, 2021
Pitango VC Fund III General Partner
By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Aaron Mankovski Name: Aaron Mankovski Title: Managing Director Date: February 16, 2021

Pitango VC Fund III (Israel) General Partner
By: /s/ Zeev Binman Name: Zeev Binman Title: Managing Director

By: /s/ Aaron Mankovski Name: Aaron Mankovski Title: Managing Director Date: February 16, 2021